January 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ronald E. Alper

Re:	SVF Investment Corp.

Registration Statement on Form S-1

Filed December 21, 2020, as amended

File No. 333-251541

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of SVF Investment Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 7, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 600 copies of the Preliminary Prospectus dated January 4, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ John Eydenberg
Name: John Eydenberg
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.
as Representative of the Several Underwriters

By:	/s/ Ravi Raghuanathan
Name: Ravi Raghuanathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

CANTOR FITZGERALD & CO.
as Representative of the Several Underwriters

By:	/s/ David Batalion
Name: David Batalion
Title: Managing Director